October 28, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.

Registration Statement on Form S-1,

File No. 333-232172

Acceleration Request

Requested Date: October 30, 2019

Requested Time: 5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby join in the request of LMP Automotive Holdings, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on October 30, 2019, or at such later time as the Company or its outside counsel, Pryor Cashman LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated October 25, 2019 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, THINKEQUITY a division of Fordham Financial Management, Inc. By: /s/ Eric Lord Name: Eric Lord Title: Head of Investment Banking

ThinkEquity	17 State Street, 22nd Floor
A division of Fordham Financial Management, Inc.	New York, NY 10004
Member FINRA – SIPC	Tel: 646-968-9355